1 April 2016

National Grid plc
Director Responsibilities

As previously announced by the Company on 3 November 2015, John Pettigrew succeeded Steve Holliday as Chief Executive Officer (CEO) of National Grid plc on 1 April 2016.

Following John Pettigrew’s appointment as CEO, he has become a member of the Finance Committee of the Board of National Grid plc also with effect from 1 April 2016.

Contact:
Megan Barnes, Assistant Company Secretary	(+44 20 7004 3325)